Exhibit 99.4

PRODUCT SALES STATEMENT, FOR THE PRODUCT SALES MEASURING PERIOD ENDED DECEMBER 31, 2015

As called for under §5.4 of the Contingent Value Rights Agreement by and between Sanofi (formerly known as sanofi-aventis) and American Stock Transfer & Trust Company LLC dated as of March 30, 2011. All capitalized terms used in the present Product Sales Statement have the respective meanings ascribed to them therein. Amounts set forth herein are not necessarily indicative of results that will be achieved in subsequent Product Sales Measuring Periods.

Sales data to be provided prior to fulfilment of Product Sales Milestone #1:

For the Product

Market	Q4 2015					Q3 2015					Q2 2015					Q1 2015
	(I)		(II)		X- rate	(I)		(II)		X- rate	(I)		(II)		X- rate	(I)		(II)		X- rate
Major Markets
USA	55.6		48.1		1.000	49.4		43.1		1.000	35.5		32.3		1.000	19.0		17.9		1.0000
UK	10.4	(3)	9.3		0.6592	8.4	(3)	7.5		0.6453	7.7		6.9		0.6528	4.8		4.3		0.6599
France
Germany	12.6	(2)	12.0		0.9133	10.1	(2)	9.4		0.8994	9.7	(2)	9.1		0.9052	10.4	(2)	9.4		0.8873
Italy	2.1		1.2		0.9133	1.3		0.8		0.8994	0.4		0.2		0.9052
Spain	2.8		1.3		0.9133	2.0		1.1		0.8994	2.1		1.1		0.9052	0.9		0.7		0.8873
Subtotal	83.5		71.9			71.2		61.9			55.4		49.6			35.1		32.3
All other…	20.6		16.4		Misc.	19.4		14.0		Misc.	17.3		12.6		Misc.	11.3		10.1		Misc.

Exclusions
Oncology(1)	0.1		0.1			0.0		0.0			0.1		0.1			0		0
Transplant Indications*	*	*	*	*		*	*	*	*		*	*	*	*		1.1		*	*

Legend:

(I):	Aggregate gross amount invoiced by the Company, its Affiliates and its licensees for sales of the Product by the Company, its Affiliates and licensees of the Company and its Affiliates to third parties, in millions of United States dollars.
(II):	Product Sales, in millions of United States dollars.
X-rate:	Exchange rates used for conversion of the specified Major Market’s foreign currency into United States dollars for the quarter indicated. Exchange rates for other markets will be provided to the extent there are sales invoiced in currencies other than the United States dollar.
*:	Note that amounts appearing in this line are a subset of the amounts appearing in the “Oncology” line, above, provided for information purposes and calculated by reference to relevant data compiled by the UNOS (United Network for Organ Sharing).
**:	During the period under review, there were no Transplant Indication stock keeping units (SKUs) recorded. UNOS data specifying Transplant Indication usage for the specified period is not avail able as of the date of this Statement.
N/A:	Not applicable.
(1):	Commercialized Campath® is currently available exclusively in Japan, for the rest of world Campath® is being made available to patients at no cost through a patient access/distribution program. Commercial sales in Japan amount to 0.1 million of United States dollars during the quarter.
(2)	Major Market Product Sales with respect to Germany were sales for the period from January 1, 2014 to December 31, 2014. Sales in subsequent periods are not used to calculate Product Sales Milestone #1.
(3)	Major Market Product Sales with respect to UK were sales for the period from October 1, 2014 to September 30, 2015. Sales in subsequent periods are not used to calculate Product Sales Milestone #1.

Do Product Sales in the Product Sales Measuring Period ended December 31, 2015 include Product Sales of a Combination Product?

☒  No    ☐  Yes

Has any Product Sales Milestone been achieved during the Product Sales Measuring Period ended December 31, 2015?

☒  No    ☐  Yes

Based upon actual sales trends to date, Sanofi does not expect that the Product Sales Milestone #1 will be met.

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Sanofi

By:	/s/ Jérôme Contamine
Name:	Jérôme Contamine
Title:	Executive Vice President, Chief Financial Officer

Date: February 9, 2016